[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 24, 2014

VIA EDGAR AND FEDEX

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Outdoor Americas Inc.

Amendment No. 3 to Registration Statement on Form S-11

Filed December 20, 2013

File No. 333-189643

Dear Mr. Kluck:

On behalf of CBS Outdoor Americas Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 3 to Registration Statement on Form S-11 filed with the Commission on December 20, 2013 (“Amendment No. 3”) contained in your letter dated January 13, 2014 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comment from the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3.

Use of Proceeds, page 45

1.	We note your revisions to your filing. Please specifically disclose the amount of net proceeds that will be paid to a wholly owned subsidiary of CBS and specifically disclose the amount of remaining net proceeds that will be used for corporate purposes and ongoing cash needs.

RESPONSE: In response to the Staff’s comment, the Company intends to revise the disclosure under “Use of Proceeds” and elsewhere throughout the Registration Statement as appropriate as follows. The language on page 45 will be revised as set forth below:

We estimate that we will receive net proceeds from this offering of ~~$        , or~~ approximately $         , or approximately $         if the underwriters exercise their option to purchase additional shares in full, in each case based on the midpoint of the price range set forth on the front cover of this prospectus and after deducting the underwriting discounts and commissions ~~and other estimated expenses of this offering.~~ related to this offering. Pursuant to the CBS Reorganization Transactions, we will transfer to a wholly owned subsidiary of CBS an amount (which we refer to as the “Transferred Offering Proceeds”) equal to the net proceeds of this offering less an amount, as determined by CBS, equal to the estimated cash portion of the Purging Distribution(s). We estimate that the Transferred Offering Proceeds will be approximately $        , or approximately $         if the underwriters exercise their option to purchase additional shares in full, in each case based on the midpoint of the price range set forth on the front cover of this prospectus.

~~Prior to the effectiveness of this registration statement, we expect to incur approximately~~ In addition, in connection with the Formation Borrowings, we incurred $1.6 billion of indebtedness ~~through the Formation Borrowings. We expect that the net proceeds from the Formation Borrowings and from this offering will primarily be paid to a~~, from which we received net proceeds of $         after deducting bank fees, discounts and commissions incurred in connection therewith. Pursuant to the completion of the CBS Reorganization Transactions, we will transfer to the same wholly owned subsidiary of CBS an amount (which we refer to as the “Transferred Borrowing Proceeds”) which is equal to the net proceeds of the Formation Borrowings less $50 million, which amount will remain with us to use for corporate purposes and ongoing cash needs, as described below.

We will pay the Transferred Borrowing Proceeds (prior to the effectiveness of the registration statement of which this prospectus forms a part) and the Transferred Offering Proceeds (following the consummation of this offering) to such wholly owned subsidiary of CBS ~~in consideration~~ (together with shares of CBS Outdoor Americas Inc. common stock) in consideration for the contribution of the entities comprising CBS’s Outdoor Americas operating segment to us pursuant to the CBS Reorganization Transactions. ~~We expect to transfer such portion of the net proceeds from~~ After making these payments, we expect that we will have retained an amount equal to approximately $        , which will include the amounts retained by us from the proceeds of the Formation Borrowings ~~prior to the effectiveness of this registration statement and to transfer such portion of the net proceeds from this offering after the completion of this offering. We intend to use the remaining net proceeds from the Formation Borrowings and from this offering not used for such payments pursuant to the CBS Reorganization Transactions~~ and this offering, as described above, which we will use for corporate purposes and ongoing cash needs~~,~~ and which we believe will provide us with sufficient liquidity to pay the cash portion of any Purging Distribution(s)~~. See “Formation Transactions.” If~~ if CBS completes the Separation by means of the split-off and we elect and qualify to be taxed as a REIT for U.S. federal income tax purposes~~, we intend to use a portion of the remaining net proceeds from the Formation Borrowings and this offering to pay the cash component~~. Following the final payment of the Purging Distribution(s)~~. See~~, if any, we will pay to CBS, or CBS will pay to us, as applicable, the difference between the actual cash portion of the Purging Distribution(s) and the estimated cash portion of the Purging Distribution(s) that was retained by us as described above. See “Formation Transactions” and “The Separation.”

Dilution, page 49

2.	Please revise your filing to explicitly disclose that this section does not reflect the impact of the Purging Distribution(s), as the impact cannot be determined. This comment also applies to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements beginning on page 54.

RESPONSE: In response to the Staff’s comment, the Company intends to revise the disclosure under “Dilution” by adding a new paragraph as the last paragraph on page 50 as follows:

The above tables and discussion do not reflect the disposition of the remaining shares of common stock to be held by CBS after the completion of this offering, the intended REIT election after the Separation or the impact of the Purging Distribution(s), which cannot be determined at this time. However, the above tables and discussion reflect the portion of the net proceeds of this offering that will be retained by us, which is determined based on CBS’s current estimation of the cash portion of the Purging Distribution(s). See “Use of Proceeds” and “The Separation.”

In addition, in response to the Staff’s comment, the Company intends to revise the disclosure under “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” by revising the last two sentences of the second paragraph on page 54 as follows:

No pro forma adjustments have been made with regard to the disposition of the remaining shares of common stock to be held by CBS after the completion of this offering ~~or~~, the intended REIT election after the Separation or the impact of the Purging Distribution(s), which cannot be determined at this time. However, the unaudited pro forma condensed combined consolidated financial statements reflect the portion of the net proceeds of this offering that will be retained by us, which is determined based on CBS’s current estimation of the cash portion of the Purging Distribution(s). See “Use of Proceeds” and “The Separation.”

CBS Outdoor Americas Audited Combined Consolidated Financial Statements, page F-15

Notes to Combined Consolidated Financial Statements, page F-21

2) Summary of Significant Accounting Policies, page F-22

Billboard Property Lease and Transit Franchise Expenses, page F-23

3.	We note your revised disclosure on page 2 that a substantial number of leases allow you to abate rent and/or terminate the lease agreement in certain circumstances. Please tell us how you considered this clause in your determination of the lease term and the minimum lease payments. Further, we note your revision to your filing on page F-37 that the table excludes cancellable leases; please tell us how you determined these leases are cancellable. Additionally, tell us whether or not the leases discussed on page 2 are included in these cancellable leases referred to on page F-37. Within your response, please reference the authoritative accounting literature management relied upon. We may have further comment.

RESPONSE: As described on page 2 of Amendment No. 3, the Company has a substantial number of lease agreements that, under certain circumstances, allow the Company to abate rent and/or terminate the lease. The Company evaluates contract termination provisions to determine if a lease is cancellable in accordance with ASC 840-20, which states that a lease is considered non-cancellable, if it is cancellable only:

a.	Upon the occurrence of some remote contingency;

b.	With the permission of the lessor;

c.	If the lessee enters into a new lease with the same lessor; or

d.	If the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured.

A number of the leases referenced on page 2 of Amendment No. 3 allow the Company to terminate the lease agreement in situations such as where the structure is obstructed or there is a change in traffic flow. The Company treats these leases as non-cancellable leases, and, in accordance with ASC 840-20-25-1, the Company recognizes the minimum lease payments on these non-cancellable leases evenly over the entire lease term. In addition, leases that include a provision that could allow the Company to abate rent are also treated as non-cancellable and accordingly, the Company does not consider the impact of any abatement of rent in their minimum lease commitments until they are definitely negotiated with the lessor. On the other hand, as described on page 2 of Amendment No. 3, a portion of the Company’s lease agreements allow the Company to terminate the lease without the permission of the lessor, without the incurrence of a direct or indirect penalty and without entering into a new lease, when the economic value of a sign structure in that location is impaired or diminished, which the Company does not consider to be a remote contingency. The Company treats such leases as cancellable (as disclosed on page F-37 of Amendment No. 3) and expenses the related lease payments on a monthly basis.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1314 or by email at deshapiro@wlrk.com.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

cc:	Joseph R. Ianniello

CBS Outdoor Americas Inc.

5